Exhibit 99.1

Radware Announces CFO Departure

Tel Aviv, Israel, April 13, 2021 — Radware® (NASDAQ: RDWR) today announced that Doron Abramovitch, Chief Financial Officer, will resign from his role effective June 10, 2021, to pursue other career opportunities. The Company has initiated a search to appoint a successor and Mr. Abramovitch has agreed to support the process and ensure a smooth transition.

Mr. Abramovitch has served Radware as CFO since 2015, playing an instrumental role in the continued growth of the Company, extending the Company's portfolio organically and through acquisitions.

“Doron has been a valued member of our management team for six years and contributed in bringing Radware to its current strong financial and operational levels,” said Roy Zisapel, CEO. “On behalf of the Company and the Board, I would like to thank Doron for his work and dedication over the years.”

“It has been an honor to serve Radware and its various stakeholders, including shareholders, employees and customers,” said Doron Abramovitch, Chief Financial Officer. “I leave the Company both financially and operationally strong. I would like to thank my team for their partnership in our professional journey.”

About Radware
Radware® (NASDAQ: RDWR), is a global leader of cyber security and application delivery solutions for physical, cloud, and software defined data centers. Its award-winning solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection and availability services to enterprises globally. Radware’s solutions empower enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down. For more information, please visit www.radware.com.

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CONTACTS
Investor Relations:
Yisca Erez
+972-72-391-7211
ir@radware.com

Media Contacts:
Maureen Shaw
201-785-3221
Maureen.Shaw@radware.com

Safe Harbor Statement

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements made herein that are not statements of historical fact, including statements about Radware’s plans, outlook, beliefs or opinions, are forward-looking statements. Generally, forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” Because such statements deal with future events, they are subject to various risks and uncertainties, and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware’s current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; natural disasters and public health crises, such as the coronavirus disease 2019 (COVID-19) pandemic; our ability to expand our operations effectively; timely availability and customer acceptance of our new and existing solutions; risks and uncertainties relating to acquisitions or other investments; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; intense competition in the market for cyber security and application delivery solutions and in our industry in general and changes in the competitive landscape; changes in government regulation; outages, interruptions or delays in hosting services or our internal network system; compliance with open source and third-party licenses; the risk that our intangible assets or goodwill may become impaired; our dependence on independent distributors to sell our products; long sales cycles for our solutions; changes in foreign currency exchange rates; undetected defects or errors in our products or a failure of our products to protect against malicious attacks; the availability of components and manufacturing capacity; the ability of vendors to provide our hardware platforms and components for our main accessories; our ability to protect our proprietary technology; intellectual property infringement claims made by third parties; changes in tax laws; our ability to realize our investment objectives for our cash and liquid investments; our ability to attract, train and retain highly qualified personnel; and other factors and risks over which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, refer to Radware’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.